GrowGeneration Corp

1000 West Mississippi Ave

Denver, CO 80223

Attn: John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

Washington, D.C. 20549

August 23, 2018

Re: GrowGeneration Corp.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 27, 2018

Form 10-Q for the Fiscal Quarter Ended March 31, 2018

Filed May 15, 2018

File No. 333-207889

Dear Mr. Cash,

We are submitting this letter in response to your letter of comments dated August 20, 2018 regarding GrowGeneration Corp.’s (the “Company”) Form 10-K filed March 27, 2018 and Form 10-Q filed May 15, 2018.

Our responses below have been numbered to correspond to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Consolidated Statements of Cash Flows, page F-6

1.	Please tell us where you have reflected the purchase price of Sonoma Hydro on your statement of cash flow for the year ended December 31, 2017.

Response:

The purchase price paid for Sonoma Hydro was approximately $572,000 and consisted of inventory totaling $272,000, furniture and equipment totaling $50,000 and intangibles totaling $250,000. The purchase of inventory is reflected as a component of the change in operating assets, specifically in the net increase in inventory of approximately $2.1 million for the year ended December 31, 2017. The purchase of the furniture and equipment and the intangibles are a component of the net increase in changes in investing activities. In future filings the Company will disclose the purchase of assets in a business combination as a separate line item under the cash flows from investing activities.

Form 10-Q for the Fiscal Quarter Ended March 31, 2018

6. Convertible Debt, page 8

2.	Please tell us how the gross amount of convertible debt of $7.8 million, as disclosed in your footnote, reconciles to the proceeds of $8.9 million, as presented on your statement of cash flows.

Response:

During the quarter ended March 31, 2018 certain convertible debt holders converted approximately $1.2 million of their debt in accordance with the provisions of the convertible debt instrument. As such the gross amount of convertible debt was reduced from $8.9 million to $7.8 million.

3.	Please provide us with your analysis of how you determined that the debt conversion price of $3.00 per share did not result in a beneficial conversion feature.

Response:

The Company commenced the unit offering of convertible promissory notes and warrants on December 10, 2017. At that date the Company’s common stock was trading at $2.95 and the conversion price in the convertible promissory note was $3.00, as such, it was determined that a beneficial conversion feature did not exist.

11. Acquisitions, page 12

4.	We refer to your disclosure of the preliminary purchase price allocations of the acquisitions of East Coast Hydroponic Warehouse and Humboldt Depot. Please tell us the amounts and nature of the consideration transferred for these acquisitions and how they are reflected in your statement of cash flows for the period ended March 31, 2018. Additionally, please revise your future filings to include the disclosures required by ASC 805-10-50 and ASC 805-30-50.

 Response:

The purchase price for the acquisition of East Coast Hydroponic Warehouse consisted of cash of approximately $1.2 million, notes payable totaling approximately $564,000, other trade debt of approximately $67,000 and 300,000 shares of the Company’s common stock valued at approximately $552,000. The non-cash component of the purchase price consisting of the trade debt, notes payable and common stock are disclosed in the statement of cash flows in the supplemental schedule of non-cash financing activities. The cash component of the purchase price, primarily for the purchase of inventory, fixed assets and intangibles are disclosed as 1) components of the net change in inventory at arriving at net cash used in operating activities and 2) components of purchases of fixed assets and intangibles under investing activities.

The purchase price for the acquisition of Humboldt Depot consisted of approximately $890,000 in cash and 100,000 shares of the Company’s common stock valued at approximately $184,000. The non-cash component of the purchase price consisting of common stock are disclosed in the statement of cash flows in the supplemental schedule of non-cash financing activities. The cash component of the purchase price, primarily for the purchase of inventory, fixed assets and intangibles are disclosed as 1) components of the net change in inventory at arriving at net cash used in operating activities and 2) components of purchases of fixed assets and intangibles under investing activities.

In future filings the Company will disclose the purchase of assets in a business combination as a separate line item under the cash flows from investing activities.

Additionally, the Company will revise future filings to include the disclosures required by ASC 805-10-50 and ASC 805-30-50.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact the undersigned at (720) 724-9494.

Sincerely,

GrowGeneration, Corp.

/s/ Monty R. Lamirato
Name: Monty R. Lamirato Title: Chief Financial Officer